FMR LLC
Devonshire Street, F3D
Boston, MA 02109-3614

May 4, 2010

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Investments Mutual Funds Rule 17g Compliance Filing Fidelity Bond Coverage Period: July 1, 2010 – June 30, 2011

To Whom it May Concern,

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds:

London/ACE, Pembroke, Novae, QBE, Antares, Pembroke, Hardy Policy No:B080113017P10 (Equity and High Income Funds) Policy No B080113011P10 (Fixed Income & Asset Allocation Funds) Participation: $40M part of $70M x $150M

ICI Mutual Insurance Company

Policy No: 87153210B (Equity and High Income Funds) Policy No: 87153110B (Fixed Income & Asset Allocation Funds) Participation: $15M part of $70M x $150M

Federal Insurance Company (Chubb)

Policy No: 81906761 (Equity and High Income Funds) Policy No: 82179281 (Fixed Income & Asset Allocation Funds) Participation: $5M part of $70M x $150M

XL Specialty Insurance Co.

Policy No: ELU117553-10 (Equity and High Income Funds) Policy No: ELI117552-10 (Fixed Income & Asset Allocation Funds) Participation: $10M part of $70M x $150M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted previously and are incorporated by reference to Accession Number is 0000878467-11-000022.

Sincerely,

Ann Barry
Director, Insurance & Risk Management
FMR LLC
Enc.